MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

November 1, 2006	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

Miranda Gold Corp. Stakes Claims in Utah

Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that 189 claims (6.1 square miles) have been staked at the Lookout property in Tooele County, Utah.  The claims cover a large area of hydrothermally-altered and brecciated carbonate rocks with elevated gold and related arsenic-antimony-mercury-thallium mineralization.

Based on Nevada sediment-hosted gold experience, Miranda geologists believe sediment-hosted gold opportunities exist in Utah. The Lookout property is within the eastern Great Basin province, an area hosting economic, sediment-hosted gold deposits such as Mercur, Barney’s Canyon, and Melco.  The property is approximately 23 miles southwest of the 3.5 million ounce Mercur gold mine, which was active until 1997.  Miranda’s expansion strategy into Utah is to identify early-stage, sediment-hosted gold opportunities in under explored terrains.  Miranda geologists believe the Lookout property meets these criteria.

At Lookout, United States Geological Survey mapping illustrates north-south trending mountain ranges that inflect into a west-northwest striking fault/fold corridor.  Within this corridor, Cambrian through Mississippian age carbonate rocks, chert and quartzite are exposed at surface. The Great Blue Formation, gold host at the Mercur gold mine, is exposed on the northern portion of the property.  These rocks are cut by west-northwest, northeast and north-south striking faults.

Miranda’s exploration team has been prospecting with a portable NITON XRF (x-ray fluorescence) unit, collecting geochemical samples and mapping. The NITON measures elemental concentrations of rocks in the field and provides real time data to guide geochemical sampling programs. Results to date include the identification of: laterally-extensive zones of decalcification, silicification, oxidation, quartz veining and breccia in an area measuring 2,500 feet by 6,000 feet; gold values up to 0.02 oz/t in rock chip samples; and elevated arsenic, antimony, mercury, and thallium. Mapping identified historic prospect pits, exposing silicified faults that contain rare thallium-arsenic sulfide minerals, radiating stibnite crystals and stibiconite.  These geologic patterns indicate favorable chemical conditions known to be associated with large, sediment-hosted gold systems.

Miranda is planning systematic soil sampling, mapping programs and a possible gravity survey that will commence in the spring of 2007.  Data from these programs will guide drill target identification and provide a comprehensive data package for interested joint venture partners.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., Agnico-Eagle (USA) Ltd., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., and Golden Aria Corp.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Investor Relations Coordinator 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.